Adam Guttmann · 3rd

Senior Consultant at Fenwick Flex / Major, Lindsey & Africa / Robert Half/ Resources Global Professionals

San Francisco, California, United States · 374 connections ·

Contact info

RGP

The University of Texas School of Law

Experience

Senior Consultant
RGP
2007 – Present · 14 yrs
also: Major, Lindsey & Africa / Robert Half/ FLEX by Fenwick

Outside Consultant for
Jazz Pharmaceuticals
Sony Corporation (Tokyo Headquarters https://www.linkedin.com/company/sony/)
SanDisk (acquired by Western Digital -- https://www.linkedin.com/company/sandisk/)
and other companies

Director
PINK RIBBON STORY FOUNDATION
Aug 2010 – Present · 10 yrs 8 mos

The Pink Ribbon Story Foundation (PRSF) is a non-profit organization that supports the collection of breast cancer stories from throughout North America in an effort to broaden breast cancer awareness through first-person accounts. In support of this effort, PRSF manages and supports The Pink Ribbon Story – a mobile HD studio that travels thr ...see more

Co Founder
Giant Recruiting
Feb 2013 – 2014 · 1 yr
San Francisco Bay Area

Giant Staffing is a recruiting and staffing company focused on placing interactive, creative and marketing talent in the thriving San Francisco Bay area market.

Senior Counsel
Amgen
2002 – 2006 · 4 yrs
(previously Abgenix before Amgen acquisition)

Chief Counsel
Excite@Home
Apr 1999 – Jul 2001 · 2 yrs 4 mos
(previously iMall before Excite@Home acquisition)

Show 2 more experiences

Education

The University of Texas School of Law
JD, Law

The University of Texas at Austin - Red McCombs School of Business
BBA, Finance